Jet Neptune (Jet Goodson)

About

Jet Neptune is an editor and core member of Sam Hyde's Million Dollar Extreme (MDE), including his involvement with Fishtank Live, which he started with Hyde in 2023. Neptune had been working with Hyde since 2019, appearing in videos like the Sam Hyde vs. iDubbbz video with others like Joeyy in tow. Neptune's online presence started in late 2016 when he co-headed Worldcorp Enterprises, a website (worldcorpo.net) that involved his vaporwave-inspired inspired rap group which promoted itself on 4chan and posted to SoundCloud. Neptune, along with his collaborator Money Goblin, spearheaded Worldcorp, leading to a controversial history due to Worldcorp's graphic, shock site style content, most notably, its YouTube channel which came close to gore. The duo later pivoted to the rap group AUTISTIC BOYS

Online History

Worldcorp Enterprises

Worldcorp Enterprises was the website worldcorpo.net which hosted "shock site" media with vaporwave-related aesthetics. According to ICANN Lookup, worldcorpo.net was created on July 14th, 2011. The website was first added to the Internet Archive on June 10th, 2016, which displays posts that date as back as April 1st, 2016. As stated, meme and vaporwave-inspired imagery was present on the site, including digital artwork and GIFs (examples shown below). It also linked a SoundCloud account for Worldcorp Enterprises where vaporwave-inspired rap music was present.

On December 10th, 2016, a 4chan user posted to the /x/ board about Worldcorp Enterprises, discussing the website's YouTube channel and its "very distressing content.

Worldcorp became increasingly well-known in the late 2010s with an infamous status online due to associations with Pizzagate and gore-related content. In 2019, YouTubers started to make documentaries about Worldcorp, such as a video uploaded by YouTuber Nexpo on December 9th, 2019, called, "Worldcorp: The Internet's Darkest Mystery. " The video gained roughly 3.1 million views in four years (shown below) and additionally covered the infamous and since-deleted "Theme Song – Calliou" video which has been reuploaded to YouTube by the channel Worldcorp Enterprises Archive.

Years later on December 30th, 2021, Redditor fallingupwardst uploaded a post to /r/worldcorp in which they alleged they'd spoken to the Discord user ceo in the Worldcorp Discord who they alleged to be Money Goblin, a.k.a. the co-creator of Worldcorp with Jet Neptune. Among many details in the post, Money Goblin allegedly said he and Neptune created Worldcorp as a joke when they were 16 years old in living New Jersey. It was "a half attempted 'shock site' with no real future, no plan, no narrative," according to fallingupwardst's Reddit post.

Autistic Money Boys Clan

Around the same time that Worldcorp Enterprises was starting in 2016, the YouTube channel of AUTISTIC MONEY BOYS CLAN started posting videos. The channel uploaded its first, still-accessible YouTube video on August 21st, 2016, which was a music video for the song "GANGSTALKER, " gaining roughly 7,100 views in seven years (shown below, left). On January 26th, 2018, the channel uploaded a YouTube video that was a music video for Jet Neptune's solo song "Blood on my Brain, " gaining roughly 20,900 views in five years (shown below, right).

As the mystery of Worldcorp's origin started to get covered by major YouTubers in 2019, some online associated Worldcorp's music with AUTISTIC MONEY BOYS CLAN's, including YouTuber steinful in July 2022. Many started to liken Jet Neptune and Money Goblin as the creators of Worldcorp, evident in Reddit posts as well.

Sam Hyde / Million Dollar Extreme

The YouTube channel Rocky Streams uploaded two YouTube videos in early February 2023 that were recordings of Jet Neptune on stream telling his viewers about how he got involved with Sam Hyde and Million Dollar Extreme (shown below). He stated that he joined the team in 2019 and that he sent an e-mail to Hyde after seeing him post about an editing position on Instagram. He soon moved to Providence, Rhode Island to work for Hyde and MDE, tagging himself in Providence in Instagram posts from September 2019. The timeframe alluded to his involvement in the HydeWars Podcast, additionally making appearances alongside Hyde and Nick Rochefort.

In January 2022, Jet Neptune was a part of Sam Hyde's "The Truth About iDubbbz" YouTube video that started the Sam Hyde vs. iDubbz feud. Around the same time, on January 8th, 2022, Neptune posted to Instagram a photo of him and iDubbbz holding assault rifles during the video's shooting scene, earning roughly 4,900 likes in one year (shown below).

Involvement with Fishtank Live

In February 2023, the YouTube channel Rocky Streams uploaded clips from then-recent streams in which Neptune and Hyde discussed how the Fishtank Live project was going (shown below). Going into April 2023, Neptune posted tweets about Fishtank in anticipation of the reality web series' launch. His involvement extended into the show's launch on April 18th, 2023.

Following

By May 5th, 2023, Jet Neptune had amassed roughly 34,400 followers on Twitter and roughly 35,600 followers on Instagram.
